Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-156459

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 4, 2009)

Capstone Turbine Corporation

4,750,000 Shares of Common Stock

Warrant to purchase up to 11,275,000 Shares of Common Stock

This prospectus supplement relates to, and should be read together with, the prospectus supplement dated February 29, 2012 to the prospectus dated February 4, 2009.

We are offering up to 4,750,000 shares of our common stock, par value $0.001 per share.  The common stock is being issued pursuant to an agreement, dated September 18, 2012, between the Company and an investor (the “Investor Agreement”).  The Investor Agreement amends certain terms of a subscription agreement, dated February 29, 2012, between the investor and the Company (the “Subscription Agreement”), pursuant to which the Company obtained the right, subject to certain conditions, to require the investors identified therein to purchase up to an aggregate maximum of 9.5 million additional shares of common stock from the Company (the “Put Option”) during two option exercise periods, the first such option exercise period extending for the ten trading days beginning September 10, 2012 and the second such option exercise period extending for the ten trading days beginning March 4, 2013. The issue price for the additional shares as set forth in the Subscription Agreement is a 6% discount to the lesser of the closing bid price of the common stock and a volume weighted average price (VWAP) measurement at the time the Company exercises an additional sale option.

Pursuant to the Investor Agreement, the investor agreed to (i) waive the condition precedent to the Company’s exercise of the Put Option requiring the arithmetic average of the average daily trading volumes during the measuring period set forth in the Subscription Agreement and on the exercise date be not less than 1,750,000 shares and (ii) amend the Subscription Agreement to provide that the issue price of the additional shares during the first exercise period shall be an 8% discount to the lesser of the closing bid price of the common stock on September 18, 2012 and a VWAP measurement for the ten trading days ending on September 18, 2012. The investor is purchasing 4,750,000 shares of common stock pursuant to the Investor Agreement. Additionally, pursuant to the Investor Agreement, the Company agreed to amend the warrant originally issued to the investor to reflect an exercise price of $1.26.

You should read a copy of the Investor Agreement, which will be filed as an exhibit to a current report on Form 8-K filed with the Securities and Exchange Commission in connection with this offering, for a complete description of the terms and conditions applicable to the transaction.

We expect that delivery of the common stock will be made on or about September 19, 2012.

Prospectus Supplement dated September 18, 2012.